United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Coca-Cola FEMSA Announces the Closing of its Senior

Notes due 2030 and the Repurchase of its Senior Notes Due 2023

Mexico City, Mexico – January 23, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”) announced the public offering of US$1.25 billion principal amount of senior notes due 2030 (the “2030 Notes”) on January 9, 2020, as well as its intention to use the net proceeds from the sale of the 2030 Notes to repurchase and fully redeem its 3.875% senior notes due 2023 (the “2023 Notes”) and for general corporate purposes. On January 22, 2020 the Company closed the offering and used the proceeds from the sale of the 2030 Notes to partially repurchase the 2023 Notes through the initial settlement of a tender offer.

On January 27, 2020, the Company will redeem 100% of the remaining Notes outstanding, in a principal amount of US$398,208,000.00. Notices of redemption were sent to all currently registered holders of the Notes by the trustee, The Bank of New York Mellon, on January 22, 2020.

This press release shall not constitute a notice of redemption of the Notes.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx

•	Bryan Carlson | bryan.carlson@kof.com.mx

•	Maite Vilchis | maite.vilchis@kof.com.mx

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated January 6, 2020, relating to the previously announced tender offer and consent solicitation by Coca-Cola FEMSA, S.A.B. de C.V. with respect to its 3.875% senior notes due 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer

Date: January 23, 2020